Prospector Capital Corp.

1250 Prospect Street, Suite 2300

La Jolla, CA 92037

January 6, 2021

VIA EDGAR

Ronald E. Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospector Capital Corp.

Registration Statement on Form S-1

Filed December 18, 2020, as amended

File No. 333-251523

Dear Mr. Alper:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Prospector Capital Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 7, 2021, or as soon thereafter as practicable.

Please call Joel Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Prospector Capital Corp.

By:	/s/ Derek Aberle
Name:	Derek Aberle
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP

[Signature Page to Acceleration Request]